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Investor Outreach

May 21, 2026 Annual Meeting



Safe Harbor and Other Information

This presentation contains "forward-looking" statements that are based on our management's beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning our possible or assumed strategy, future operations, financing plans, operating model, financial position, future revenues, projected costs, competitive position, industry environment, potential growth opportunities, potential market opportunities, plans and objectives of management, the effects of competition on our business, and customer trends.

Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "targets," "guidance," "expects," "intends," "may," "plans," "potential," "predicts," "prospects," "projects," "should," "will," "would" or similar expressions and the negatives of those terms, although not all forward-looking statements contain these identifying words.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Additionally, these forward-looking statements involve risks, uncertainties and assumptions based on information available to us as of May 11, 2026, including those related to our future financial performance, global economic conditions and customer demand for and acceptance of existing, new and improved products and services, including products that incorporate AI technology. Many of these assumptions relate to matters that are beyond our control and changing rapidly, including, but not limited to, fluctuations in the value of foreign currencies relative to the U.S. Dollar; fluctuations in interest rates; global macroeconomic and political conditions including changes in government spending and operating status, tariffs, inflation and armed conflicts; our ability to consummate and realize the benefits of any strategic transactions or acquisitions; and fluctuations and volatility in our stock price. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on these and other factors that could cause or contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section in our Annual Report on Form 10-K filed for the year ended December 31, 2025 and in our other Securities and Exchange Commission ("SEC") filings. We cannot guarantee that we will achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Forward-looking statements represent our management's beliefs and assumptions only as of the date of this presentation. We undertake no obligation, and do not intend, to update these forward-looking statements, to review or confirm analysts' expectations, or to provide interim reports or updates on the progress of the current financial quarter.

This presentation includes certain non-GAAP financial measures and the corresponding growth rates as defined by SEC rules. For additional information, see the slide titled "Non-GAAP Reconciliation."

Burn Rate measures the potential dilutive effect of our outstanding equity grants. Burn rate is calculated as the number of time-based equity awards granted during the year plus performance-based equity awards granted during the year, as adjusted for over or under achievement for such awards granted in the prior year and vested in the applicable fiscal year, divided by the weighted average total number of shares of common stock outstanding. See page 108 of our 2026 Proxy Statement for more detail.

Overhang measures the potential dilutive effect of outstanding equity awards plus shares available for grant under our equity compensation plans. Overhang is calculated as stock options outstanding but not exercised and outstanding full value awards (which include RSUs and similar awards), plus shares available to be granted as equity awards, divided by the total number of shares of common stock outstanding. See page 108 of our 2026 Proxy Statement for more detail.

Other terms such as Renewal Rate and Remaining Performance Obligations have the meanings set forth in our SEC filings.

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Non-GAAP Reconciliation

Free Cash Flow (in millions)	December 31, 2025
GAAP net cash provided by operating activities	5,444
Purchases of property and equipment	(868)
Business combination and other related costs	60
Cash paid for legal settlements	-
Non-GAAP free cash flow	4,636

Free Cash Flow Margin	December 31, 2025
GAAP net cash provided by operating activities as % of total revenues	41%
Purchases of property and equipment as % of total revenues	(6.5)%
Business combination and other related costs as % of total revenues	0.5%
Cash paid for legal settlements as % of total revenues	-
Non-GAAP free cash flow margin	35%

Operating Margin	December 31, 2025
GAAP operating margin	13.5%
Stock-based compensation as % of total revenues	14.5%
Amortization of purchased intangibles as % of total revenues	1%
Business combination and other related costs as % of total revenues	1%
Impairment of assets as % of total revenues	-
Severance costs as % of total revenues	0.5%
Legal settlements as % of total revenues	-
Contract termination costs as % of total revenues	0.5%
Non-GAAP operating margin	31%

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Note: Numbers reflect performance for the year ended December 31, 2025 and are rounded for presentation purposes, and thus may not foot.

Executive Summary

Exceptional Financial and Operating Performance

- We continue to deliver robust top- and bottom-line growth for long-term shareholder value (*slides 2-3*)

Board of Directors Nominees

- Our nominees bring complementary skills and experiences that are critical to guide our business strategy and create shareholder value (*slide 4*)

Executive Compensation Program

- Our executive compensation program supports pay-for-performance alignment, incentivizing value creation for our shareholders and reflecting thoughtful consideration of their perspectives (*slide 5*)

Equity Incentive Plan

- We are requesting approval of additional shares for our 2021 Equity Incentive Plan to support our disciplined use of equity grants across a significant portion of our workforce to attract, retain, and motivate talent in an increasingly competitive market (*slide 6*)

Shareholder Proposal

- The Board is recommending AGAINST adoption of a shareholder right to act by written consent, which is unnecessary given our current special meeting right and strong governance practices that promote Board accountability (*slide 7*)

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Continued Outstanding Financial Performance

Track record of exceptional top- and bottom-line growth

Growth

21%	**$13.3B**	**98%**
Subscription Revenues Growth Y/Y	Total Revenues	Industry Renewal Rate[1] 7 Years in a Row

Profitability

31%	**$4.6B**	**35%**
Non-GAAP Operating Margin[2]	Free Cash Flow ("FCF")[2]	Free Cash Flow Margin[2]



Subscription Revenues
22% CAGR

- 2023: $8.7B
- 2024: $10.6B
- 2025: $12.9B

Remaining Performance Obligations [3]
25% CAGR

- 2023: $18.0B
- 2024: $22.3B
- 2025: $28.2B

Operating Income
55% CAGR

- 2023: $762M
- 2024: $1,364M
- 2025: $1,824M

Note: Numbers rounded for presentation purposes. Numbers reflect performance over the last 12 months as of the end of Q4 each year, with Growth and Profitability metrics specifically reflecting performance for the year ended December 31, 2025.
(1) We adjust our renewal rate for acquisitions, consolidations and other customer events that cause the merging of two or more accounts occurring at the time of renewal.
(2) See Non-GAAP Reconciliation slide for a reconciliation of non-GAAP financial measures to the most comparable GAAP measures.
(3) Represents contract revenue that has not yet been recognized, which includes deferred revenue and non-cancellable amounts that will be invoiced and recognized as revenue in future periods and excludes contracts that are billed in arrears, such as certain time and materials contracts.

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Our capital allocation framework **maximizes shareholder value**

Strengthen the platform

Deepen customer impact

Compound long-term value

Capital discipline

1. Organic Reinvestment
2. Tuck-In M&A
3. Capital Returns



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Board of Directors Nominees

William R. McDermott	Susan L. Bostrom *LID, LD&C Chair*	Teresa Briggs *AC Chair*	Anita M. Sands *N&G Chair, LD&C*
Chairman of the Board & CEO, ServiceNow	Former EVP, CMO & Head of Worldwide Government Affairs, Cisco Systems	Former Vice Chair & West Region Managing Partner, Deloitte	Vice Chair & Head of Growth, General Catalyst

Paul E. Chamberlain *AC, LD&C*	Lawrence J. Jackson, Jr. *N&G*	Frederic B. Luddy	Joseph "Larry" Quinlan *AC*	Eric S. Yuan *New Nominee*
Former Managing Director & Co-Head of Global Technology Banking, Morgan Stanley	Founder & CEO, gamma; Former Global Creative Director, Apple Music	Founder & Former President, CEO & CPO, ServiceNow	Former Global CIO, Deloitte	Founder, Chairman, President & CEO, Zoom Communications

AC: Audit Committee   **LD&C:** Leadership Development & Compensation Committee   **N&G:** Nominating & Governance Committee   **LID:** Lead Independent Director

To ensure effective oversight of long-term strategy and risk management, the Board:

- Maintains Lead Independent Director role with clear responsibilities that complement our Chairman and CEO
- Evaluates its size and composition regularly to maintain right balance of tenure, skills, and expertise
- Participates in educational opportunities to facilitate a deeper understanding of key topics for the Company
- Oversees our AI Governance program to ensure responsible development and use of AI in our products and services

Mr. Yuan brings deep technical and engineering expertise and valuable experience scaling a leading major enterprise technology company with AI products

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4

Executive Compensation Program

Program is informed by shareholder feedback and designed to align pay with performance, foster accountability and motivate achievement of our strategic and financial objectives



2025 Compensation Elements	Award Type	Structure
Base Salary	Cash	Fixed cash component set based on market data, leadership retention needs, individual performance and scope of responsibilities, among other factors
Annual Cash Incentive	Cash	**Performance period:** One year **Performance metrics:** • Net new annual contract value (70%) • Non-GAAP operating margin (30%) • Non-financial goals - Performance-based adjustment* (+/- 10%) _Effective 2025_
Long-Term Incentive	PRSUs (60%)	**Performance period:** Three years **Vesting period:** Three years (cliff) _Effective 2025_ **Performance metrics:** • Non-GAAP subscription revenues (100%) • rTSR vs. S&P 500 modifier (+/- 20%)
	RSUs (40%)	**Vesting period:** Three years (ratable) _Effective 2025_

2025 Target CEO Compensation

97% At Risk

3%   8%

36%   53%

61% Performance-Based

Base Salary

Annual Cash Incentive

LTIP (PRSU)

LTIP (RSU)

* Represents opportunity for up to a 10% downward or upward adjustment to the annual cash incentive payout based on performance against the goals.

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Equity Incentive Plan

Requesting approval of an additional 38 million shares for our 2021 Equity Incentive Plan

Disciplined use of equity across workforce reinforces long-term, shareholder-aligned perspective

- 80% of our employees have the opportunity to receive equity grants

- Approximately 95% of shares granted in 2025 were to employees who are not executive officers

- Our workforce has grown nearly 50% since shareholders last approved an increase in the number of shares

- Additional shares will enable us to continue to attract, retain and motivate talent with specialized skills our business requires in a hypercompetitive market

Plan is designed to align with shareholder interests and reflect strong corporate governance practices

- No rollover of shares
- No "liberal" share recycling
- No "liberal" change in control definition
- No dividends on unvested awards
- No evergreen provision
- No option repricing without shareholder approval
- No excise tax gross ups
- No automatic single trigger acceleration on a change in control
- Minimum exercise price
- Limits on non-employee director cash and equity compensation
- Ability to clawback awards under our clawback policies

We are committed to responsible use of equity as demonstrated by our three-year average Burn Rate of approximately 1.63%* and Overhang of 6.23%*

servicenow. * See Safe Harbor and Other Information slide for the definition of Burn Rate and Overhang.

Written Consent Shareholder Proposal

The Board recommends a vote AGAINST Proposal 6, which requests that the Board provide shareholders with the right to act by written consent

Why We Oppose

- Proposal would allow one group of shareholders to approve and adopt critical actions without notice to other shareholders or opportunity for discussion at a shareholder meeting

- Current ability for shareholders holding 15% of our shares for at least one year to request a special meeting ensures shareholders have a meaningful right to act in extraordinary situations

- We are committed to strong and effective corporate governance practices and a commitment to shareholder engagement, promoting Board accountability and responsiveness to our shareholders

For more information, please see pages 116-118 of our 2026 Proxy Statement

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